February 6, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mark Kronforst

Re:	China Finance Online Co. Limited Annual Report on Form 20-F Filed on June 5, 2008 File No. 000-50975

Report of Foreign Private Issuer on Form 6-K Filed on November 24, 2008 File No. 000-50975
Dear Mr. Kronforst:
     On behalf of our client, China Finance Online Co. Limited (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 9, 2009 (the “Comment Letter”) with respect to the annual report on Form 20-F filed by the Company with the Commission on June 5, 2008 (No. 000-50975) (the “20-F”) and the report of foreign private issuer on Form 6-K filed by the Company with the Commission on November 24, 2008 (No. 000-50975) (the “6-K”).
     Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the 20-F and 6-K. Responses to these comments have been provided by the Company to us and are set forth in this letter.
     The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

February 6, 2009

Form 20-F for the Fiscal Year Ended December 31, 2007
Item 5. Operating and Financial Review and Prospects
Results of Operations
Year Ended December 31, 2007 compared to year ended December 31, 2006
Loss from impairment of cost method investment, page 65
1.	We note from your references to the independent valuations used to determine the level of impairment in your investment in Moloon. Please explain why you have not provided consents related to this information that appears to be incorporated by reference into a registration statement on Form S-8. As part of your response, describe the nature and extent of any independent third-party involvement in the determination of the impairment charges.
The Company determined the impairment of its investment in Moloon based on the fair value of the Company’s investment in that entity which was taken from an independent valuation prepared by a third party expert, American Appraisal China Limited (“American Appraisal”). The Company will file an amendment to the 2007 Form 20-F to name the independent valuation firm, American Appraisal, as a third party expert, and include American Appraisal’s consent letter. A copy of the consent letter from American Appraisal is attached hereto as Appendix A.
Set below is a marked version of the relevant paragraphs on page 65 in Item 5 of the 2007 Form 20-F:
“Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation prepared by American Appraisal China Limited, we determined that our investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.

February 6, 2009

Since late 2006 Moloon has taken measures to become a leading provider of mobile gaming services in China. However, despite the new strategies Moloon’s financial conditions deteriorated and, following an independent valuation of the our cost method investment in Moloon prepared by American Appraisal China Limited, it was determined that we should record a non-cash investment impairment of $11,127,000 in the accompanying consolidated statements of operations for 2007, reducing the carrying balance of such investment from $12.61 million to $1.48 million, 88% off the book value.”
The Company will also make a corresponding change to the language on page 68 in Item 5 of the Form 20-F for the fiscal year ended December 31, 2007 and on page F-26 of the Consolidated Financial Statements for the year ended December 2005, 2006 and 2007.
Form 6-K Filed November 24, 2008
2.	We believe the non-GAAP operating statement columnar format labeled as “Reconciliations of Non-GAAP Measures to Unaudited Condensed Consolidated Statement of Operations” in your Form 6-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Regulation G defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove this presentation, or explain to us in reasonable detail why retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc. like you have done for non-GAAP income from operations and non-GAAP net income) provided each one complies with the requirements of Regulation G.
We respectfully advise the Staff that the Company intends to remove the presentation labeled as “Reconciliations of Non-GAAP Measures to Unaudited Condensed Consolidated Statement of Operations”. Starting from Q4 2008 earnings release to be filed on Form 6-K, if the Company decides to present non-GAAP measures, it will present only individual non-GAAP measures including non-GAAP incomes from operations, non-GAAP net income, EBITDA, adjusted EBITDA and other non-GAAP measures as the Company considers appropriate provided that such presentations will comply with the requirements of Regulation G.
3.	We note that the investing section of your statements of cash flows includes the prepayment of a business acquisition in the amount of $3.6 million. Please describe

February 6, 2009

this line item to us so that we may better understand the transaction and the reasons why these costs have been identified as being prepaid.
During the third quarter in 2008, the Company was considering the acquisition of three business entities. These entities operate in an industry that is subject to foreign ownership restrictions in People’s Republic of China (“PRC”). Consequently, the Company would not acquire the legal ownership of the entities but would instead structure the acquisitions so that the Company enters into a series of contractual arrangements with the entities and their legal owners by which the entities would constitute Variable Interest Entities (“VIEs”) for the purposes of FIN 46(R) Consolidation of Variable Interest Entities an interpretation of ARB No. 51 and the Company would be the primary beneficiary. As a necessary step in the structuring of such a transaction, certain employees of the Company would acquire the legal ownership of the entities from the vendor shareholders using consideration provided by the Company.
In order to be ready to consummate the transactions quickly, the Company transferred funds to the individual bank accounts of the relevant employees who held the money on trust and who would in due course, upon the successful completion of the negotiations with the vendors, then use those funds to acquire legal ownership of the entities and at the same time enter into the contractual arrangements in respect of the target entities with the Company. The employees were obligated to return the money to the Company if the aquisitions were not consummated. As of September 30, 2008 the transactions with the vendor shareholders had not been completed.
Consequently, as of September 30, 2008 the Company had an asset being the receivable from the relevant employees. The Company did consider whether at September 30 that amount represented a cash asset of the Company to be shown as such but determined that since the money was not in a bank account in the legal name of the Company it was preferable to show the amount as a non-cash asset and therefore an outflow of cash.
The various negotiations were successfully completed and the acquisitions consummated in the 4Q of 2008 and the acquisitions of these VIEs are reflected in that period.
This is to acknowledge that:
•	The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filings;

February 6, 2009

•	The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	The Company understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at 212-969-3155.
Yours truly,
/s/ Julie Allen
Julie Allen, Esq.
Enclosures

cc:	Jun Wang Chief Financial Officer China Finance Online Co. Limited

Eric Phipps Yan Wang Elsie Zhou Lili Shan (Deloitte Touche Tohmatsu CPA Ltd.)

February 6, 2009

     Appendix A: Written Consent of American Appraisal China Limited

Appendix A
China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
No. 35 Financial District
Xicheng District, Beijing 100140
People’s Republic of China
Subject:     WRITTEN CONSENT OF AMERICAN APPRAISAL CHINA LIMITED
We hereby consent to the incorporation by reference in the Registration Statements on Form S-8/A (File No. 333-139192) and Forms S-8 (File No. 333-139192, File No 333-123802) filed with the Securities and Exchange Commission on September 18, 2007, December 8, 2006 and April 4, 2005 of the references to our name and our financial appraisal reports, dated March 22, 2007 and April 15, 2008 addressed to the board of directors of China Finance Online Co. Ltd, and to references to our valuation methodologies, assumptions and conclusions associated with such reports, in the annual reports on Form 20-F of China Finance Online Co. Limited and any amendments thereto (the “Registration Statements”) filed or to be filed with the U.S. Securities and Exchange Commission. We further consent to the filing of this letter as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007.
The Reports relates to valuation of China Finance Online Co. Ltd.’s cost investment in Moloon International Inc. as of December 31, 2006 and 2007. In reaching our value conclusions, we relied on the accuracy and completeness of the financial statements and other data provided by China Finance Online Co. Ltd. and its representatives. We did not audit or independently verify such financial statements or other data and take no responsibility for the accuracy of such information. The Company determined the fair value of the cost investment and our valuation reports were used to assist China Finance Online Co. Ltd. in reaching its determinations.
In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder (the “Act”), nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Act.
Yours faithfully,

AMERICAN APPRAISAL CHINA LIMITED